SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101
(Amendment No.  )1

GSI Group Inc.
(Name of Issuer)
Common Shares
(Title and Class of Securities)
3622U102
(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2009
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3622U102	Schedule 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,307,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,307,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,307,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.95%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 3622U102	Schedule 13D	Page 3 of 9 Pages
Item 1. Security and Issuer.
          This Schedule 13D relates to the common shares, without par value (“Shares”), of GSI Group Inc. (the “Company”). The principal executive offices of the Company are located at 125 Middlesex Turnpike, Bedford, Massachusetts 01730.
Item 2. Identity and Background.
          This Schedule 13D is filed on behalf of Stephen W. Bershad (the “Reporting Person” or “Mr. Bershad”). Mr. Bershad’s business address is 175 Capital Boulevard, Suite 103, Rocky Hill, Connecticut 06067. Mr. Bershad is the Chief Executive Officer and Chairman of the Board of Directors of Axsys Technologies, Inc. (“Axsys”). Axsys designs and manufactures precision optical solutions for defense, aerospace, homeland security and high performance commercial applications. Mr. Bershad purchased the Shares reported in this Schedule 13D in his personal capacity and not as a director or officer of Axsys.
          Mr. Bershad has not, during the last five years: (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Bershad is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
          Mr. Bershad used personal funds for the transactions in the Shares reported in this Schedule 13D.
Item 4. Purpose of Transaction.
          Mr. Bershad purchased the Shares based on the his belief that the Shares represent an attractive investment opportunity. Depending on various factors, including, without limitation, the Company’s financial position, overall market conditions, other investment opportunities available to him, and the availability of Shares at prices that would make the purchase of additional Shares desirable, he may endeavor to increase his position in the Company through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as he may deem advisable. Mr. Bershad also may consider selling some or all of the Shares, depending upon liquidity, strategic, tax and other considerations.
          On February 3, 2009, Mr. Bershad met with Sergio Edelstein, President and Chief Executive Officer of the Company, at the Company’s offices to discuss Mr. Bershad’s interest in the Company. Messrs. Bershad and Edelstein generally discussed the Company’s business and operations, including the Company’s delinquency in its filings with the Securities and Exchange Commission, the Company’s long-term strategy and the Company’s recent acquisition of Excel Technology, Inc.
          Mr. Bershad intends to maintain a dialogue with management of the Company. Mr. Bershad intends to review his investment in the Company on a continuing basis and retains the right to change his investment intent with respect to any and all matters referred to in Item 4.

CUSIP No. 3622U102	Schedule 13D	Page 4 of 9 Pages
          Except as set forth in this Schedule 13D, Mr. Bershad does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
          (a)-(b). Mr. Bershad has the sole power to vote and dispose of 3,307,000 Shares. Collectively, the 3,307,000 Shares beneficially owned by Mr. Bershad constitute approximately 6.95% of the Shares outstanding as of October 23, 2008.
          (c). In the last sixty days, Mr. Bershad purchased Shares on the Nasdaq Global Select Market on the dates, in the amounts and for the prices set forth on Schedule I hereto.
          (d). Not applicable.
          (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.
Item 7. Material to be Filed as Exhibits.
          None.

CUSIP No. 3622U102	Schedule 13D	Page 5 of 6 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 4, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

CUSIP No. 3622U102	Schedule 13D	Page 6 of 9 Pages
Schedule I

DATE	AMOUNT	PRICE
1/2/2009
	200	$0.62
	37,900	$0.63
	36,900	$0.64
	300	$0.65
	2,222	$0.68
	9,075	$0.69

1/6/2009
	300	$0.77
	2,000	$0.78
	100	$0.78
	200	$0.78
	1,000	$0.78
	146,400	$0.78

1/7/2009
	900	$0.68
	7,500	$0.71
	11,600	$0.71

1/8/2009
	112	$0.75
	599,888	$0.75

1/9/2009
	100	$0.74
	200	$0.74
	400	$0.74
	9,500	$0.74
	200	$0.75
	633,003	$0.75

1/12/2009
	100	$0.70
	4,200	$0.70
	3,700	$0.70
	5,000	$0.70
	10,734	$0.70
	800	$0.70
	6,100	$0.71
	1,200	$0.71
	100	$0.71
	900	$0.71
	200	$0.71
	2,535	$0.71
	100	$0.71

CUSIP No. 3622U102	Schedule 13D	Page 7 of 9 Pages

	500	$0.71
	800	$0.71
	4,100	$0.71
	81,830	$0.71
	100	$0.71
	225,796	$0.72
	1,205	$0.73

1/13/2009
	1,000	$0.70
	100	$0.70
	7,900	$0.70
	4,100	$0.70
	7,500	$0.70
	1,400	$0.70
	3,300	$0.70
	300	$0.70
	3,787	$0.71
	10,600	$0.71
	13,000	$0.71
	13	$0.71
	87	$0.71
	200	$0.71
	300	$0.71
	2,400	$0.71
	16,120	$0.71
	100	$0.71
	7,670	$0.71
	10,276	$0.71
	280	$0.72
	2,130	$0.72
	8,237	$0.73

1/14/2009
	10,000	$0.70
	12,515	$0.70
	3,700	$0.70
	2,200	$0.71
	24,267	$0.72
	2,600	$0.73
	100	$0.74
	95,877	$0.74
	300	$0.75
	151,656	$0.75
	15,985	$0.77

1/15/2009
	100	$0.74
	300	$0.77

CUSIP No. 3622U102	Schedule 13D	Page 8 of 9 Pages

	13,600	$0.77
	14,625	$0.77
	1,375	$0.78
	200	$0.80
	19,200	$0.81
	100	$0.82
	22,600	$0.82
	7,200	$0.83
	700	$0.84

1/22/2009
	3,127	$0.82
	10,000	$0.83

1/23/2009
	873	$0.81
	2,500	$0.82
	3,500	$0.83

1/26/2009
	342,084	$0.85
	27,216	$0.85
	16,200	$0.86
	291,865	$0.86
	15,364	$0.87

1/30/2009
	100	$0.89
	7,996	$0.89
	100	$0.90
	1,800	$0.90
	100	$0.90
	83,153	$0.90
	400	$0.90
	104	$0.91
	62	$0.91
	456	$0.92

2/2/2009
	6,000	$0.86
	300	$0.86
	7,300	$0.86
	3,300	$0.86
	15,000	$0.86
	1,000	$0.87
	1,700	$0.87
	1,800	$0.87
	800	$0.87
	500	$0.87

CUSIP No. 3622U102	Schedule 13D	Page 9 of 9 Pages

300	$0.87
400	$0.87
100	$0.87
600	$0.87
100	$0.87
200	$0.87
400	$0.87
7,389	$0.87
2,400	$0.87
500	$0.87
100	$0.88
200	$0.88
200	$0.88
100	$0.88
500	$0.88
300	$0.88
20,600	$0.88
8,111	$0.89
5,000	$0.89
64,800	$0.90